[LETTERHEAD OF STORA ENSO OYJ]



                                                   August 16, 2000



Division of Investment Management
Office of Public Utility Regulation
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

          Re:   Stora Enso Oyj -- Amendment No. 3
                to Form U-1 Application (File No. 070-09651)

Ladies and Gentlemen:

       In view of the application filed by Consolidated Papers, Inc. and Stora Enso Acquisition, Inc. for an order pursuant to Section 3(a)(3) of the Public Utility Holding Company Act of 1935, as amended (the "Act"), declaring them and their respective subsidiary companies as such to be exempt from the provisions of the Act, other than Section 9(a)(2), Stora Enso Oyj hereby requests that the application filed by Stora Enso Oyj for an exemption under
Section 3(a)(5) and for approval of the acquisition of Consolidated Papers, Inc. under Section 9(a)(2) and Section 10 of the Act be withdrawn.

      This letter should be considered Amendment No. 3 to such application.

                                 Very truly yours,

                                 STORA ENSO OYJ


                                 By: /s/ Jyrki Kurkinen
                                    ------------------------
                                 Name: Jyrki Kurkinen
                                 Title: Senior Vice President, Legal Affairs